UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Madison Square Garden Entertainment Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

558256 103

(CUSIP Number)

Samantha H. Crispin

Quentin W. Wiest

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan, individually and as a Trustee of the Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 17,773
	8.	Shared Voting Power 4,144,470
	9.	Sole Dispositive Power 17,773
	10.	Shared Dispositive Power 4,144,470

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,162,243
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes 3,003,469 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Helen A. Dolan, individually and as a Trustee of the Helen A. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,162,243
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,162,243

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,162,243
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes 3,003,469 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,161,827
	8.	Shared Voting Power 987,449
	9.	Sole Dispositive Power 1,161,827
	10.	Shared Dispositive Power 987,449

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,149,276
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes 5,725,962 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 47,128
	8.	Shared Voting Power 488,579
	9.	Sole Dispositive Power 47,128
	10.	Shared Dispositive Power 488,579

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 535,707
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust, the Tara Dolan 1989 Trust, and as a Trustee of each of the Charles F. Dolan Children Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 18,632
	8.	Shared Voting Power 2,949,895
	9.	Sole Dispositive Power 18,632
	10.	Shared Dispositive Power 2,949,895

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,968,527
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes 4,087,921 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 19,747
	8.	Shared Voting Power 523,660
	9.	Sole Dispositive Power 19,747
	10.	Shared Dispositive Power 523,660

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 543,407
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 10,419
	8.	Shared Voting Power 924,184
	9.	Sole Dispositive Power 10,419
	10.	Shared Dispositive Power 924,184

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,603
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes 6,060,678 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 54
	8.	Shared Voting Power 3,562,801
	9.	Sole Dispositive Power 54
	10.	Shared Dispositive Power 3,562,801

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,562,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes 3,345,153 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, and each of the 2009 Family Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,453
	8.	Shared Voting Power 4,054,488
	9.	Sole Dispositive Power 3,453
	10.	Shared Dispositive Power 4,054,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,057,941
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes 2,880,761 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 279,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 279,299
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,637,762 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Helen A. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 112,692
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 112,692
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,692
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 488,579
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 488,579
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 488,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 488,579
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 488,579
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 488,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 474,339
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 474,339
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 474,339
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 488,579
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 488,579
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 488,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 960,498
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 960,498
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 960,498
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 5,950,598 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,053,283
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,053,283
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,283
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 5,820,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 659,208
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 659,208
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 659,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,214,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 621,308
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 621,308
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 621,308
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,252,164 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 653,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 653,144
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 653,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,220,328 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 568,248
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 568,248
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,305,224 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,659
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,659
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,659
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 558256 103

1.	Names of Reporting Persons Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,659
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,659
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,659
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

This Schedule 13D is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of Madison Square Garden Entertainment Corp. (formerly known as MSGE Spinco, Inc.) (the “Issuer”), par value $0.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein and (ii) certain trustees of such Group Members (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

Class A Common Stock, par value $0.01 per share

Madison Square Garden Entertainment Corp. (formerly known as MSGE Spinco, Inc.)

Two Pennsylvania Plaza

New York, NY 10121

Item 2. Identity and Background.

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as a Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as a Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, as a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; the CFD 2009 Trust; the HAD 2009 Trust; the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Ryan Dolan 1989 Trust; and the Tara Dolan 1989 Trust.. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts.

(b) The business address of each Reporting Person is:

Each of:

Charles F. Dolan

Helen A. Dolan

Thomas C. Dolan

Deborah A. Dolan-Sweeney

Corby Dolan Leinauer

Mary S. Dolan

c/o Dolan Family Office

Attention: President

340 Crossways Park Drive

Woodbury, New York 11797

James L. Dolan:

Madison Square Garden Entertainment Corp.

Two Pennsylvania Plaza

New York, New York 10121

Each of:

Kathleen M. Dolan

Marianne Dolan Weber:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, New York 10598

Trusts:

Charles F. Dolan 2009 Revocable Trust is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and certain other beneficiaries and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Helen A. Dolan 2009 Revocable Trust is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and certain other beneficiaries and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kevin Golden, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kevin Golden, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kevin Golden, PO Box 420, Oyster Bay, New York 11771.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

(c) The principal business of each Reporting Person is:

Charles F. Dolan is a director of the Issuer. He is Chairman Emeritus and a director of AMC Networks Inc. (“AMC”), a director of Madison Square Garden Sports Corp. (“MSG Sports”) and a director of Sphere Entertainment Co., which was formerly known as Madison Square Garden Entertainment Corp. (“Sphere Entertainment”). AMC’s principal business address is 11 Penn Plaza, New York, New York 10001. MSG Sports’ principal business address is 2 Penn Plaza, New York, New York 10121. Sphere Entertainment’s principal business address is 2 Penn Plaza, New York, New York 10121. Helen A. Dolan is his wife and is not currently employed.

James L. Dolan is Executive Chairman, Chief Executive Officer and a director of the Issuer and Sphere Entertainment. He is Executive Chairman and a director of MSG Sports and Chairman of AMC.

Thomas C. Dolan is a director of the Issuer. He is also a director of AMC, MSG Sports and Sphere Entertainment.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, Vermont 05067. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of the Issuer, AMC, MSG Sports and Sphere. She is President of Heartfelt Wings Foundation, c/o MLC Ventures LLC, PO Box 1014, Yorktown Heights, NY 10598. She also currently serves as the manager of MLC Ventures LLC, a family investment office, PO Box 1014, Yorktown Heights, NY 10598.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG Networks Inc. and is not currently employed.

Corby Dolan Leinauer is a Trustee of each of the 2009 Family Trusts.

Mary S. Dolan is the Owner and President of Pro-Am Team Sports, 8940 W. 192nd St., Unit J, Mokena, IL 60448. She is a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individual Reporting Persons are citizens of the United States. Reporting Persons that are trusts are organized in the jurisdiction set forth in Item 2(b).

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 4 of this Schedule 13D is incorporated by reference.

Item 4. Purpose of Transaction.

The information contained in Item 6 of this Schedule 13D is incorporated by reference.

On April 20, 2023, Sphere Entertainment Co., which was formerly known as Madison Square Garden Entertainment Corp. (“Sphere Entertainment”), completed a spin-off of the Issuer, by distributing approximately 67% of the Common Stock of the Issuer to Sphere Entertainment’s stockholders (the “Distribution”). In connection with the Distribution (i) holders of record of Sphere Entertainment Class A common stock as of the close of business, New York City time, on April 14, 2023 (the “record date”), received one share of Issuer Class A Common Stock for every one share of Sphere Entertainment Class A common stock held, (ii) holders of record of Sphere Entertainment Class B common stock as of the record date received one share of Issuer Class B Common Stock for every one share of Sphere Entertainment Class B common stock held, (iii) holders of Sphere Entertainment director restricted stock units received one share of Issuer Class A Common Stock in respect of every one Sphere Entertainment director restricted stock unit owned on the record date, (iv) each Sphere Entertainment option became two options: one an option to acquire Sphere Entertainment Class A common stock and one an option to acquire Issuer Class A Common Stock and (v) holders of Sphere Entertainment employee restricted stock units received one Issuer restricted stock unit in respect of every one Sphere Entertainment employee restricted stock unit owned on the record date.

As a result of the Distribution, on April 20, 2023, the Group Members acquired and may be deemed to beneficially own an aggregate of 8,489,777 shares of Class A Common Stock arising from their beneficial ownership of (i) 1,623,023 shares of Class A Common Stock (inclusive of exercisable options), and (ii) 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 16.2% of the total shares of the Issuer’s Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders’ Agreement (as defined below). Also as a result of the Distribution, Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members acquired and may be deemed to beneficially own an additional 78,434 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that any such person is the beneficial owner of such securities. The percentages used herein with respect to the Class A Common Stock are calculated based on 44,900,926 shares of Class A Common Stock issued and outstanding immediately following the Distribution.

Immediately following the Distribution, Sphere Entertainment retained approximately 33% of the outstanding shares of Issuer Common Stock in the form of Class A Common Stock. Sphere Entertainment did not retain any of the Issuer Class B Common Stock following the Distribution. The Group Members’ ownership of Sphere Entertainment’s common stock did not change as a result of the Distribution, which, as of April 20, 2023, consisted of approximately 5.5% of Sphere Entertainment’s outstanding Class A common stock (inclusive of exercisable options) and 100% of Sphere Entertainment’s outstanding Class B common stock, based on 27,687,166 shares of Sphere Entertainment Class A common stock and 6,866,754 shares of Sphere Entertainment Class B common stock outstanding as of January 31, 2023, as reported by Sphere Entertainment in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2022.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the outstanding shares of Class A Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Class A Common Stock, selling shares of the Issuer’s capital stock, taking any action to change the composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 4 of this Schedule 13D is incorporated by reference.

(a) and (b)

Charles F. Dolan may be deemed to beneficially own an aggregate of 4,162,243 shares of Class A Common Stock, including (i) 298,958 shares of Class A Common Stock and (ii) 3,863,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 17,773 shares of Class A Common Stock and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 281,185 shares of Class A Common Stock (including 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts), and 3,863,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, (including 112,692 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 228,992 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 3,521,601 shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 3,634,293 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 112,692 shares of Class B Common Stock owned of record by the HAD 2009 Trust and 3,521,601 shares of Class B Common Stock owned of record by the 2009 Family Trusts) and 3,003,469 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Helen A. Dolan may be deemed to beneficially own an aggregate of 4,162,243 shares of Class A Common Stock, including (i) 298,958 shares of Class A Common Stock and (ii) 3,863,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.5% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 298,958 shares of Class A Common Stock (including 17,773 shares of Class A Common Stock owned of record by her spouse, 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts) and 3,863,285 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, (including 112,692 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 228,992 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 3,521,601 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 17,773 shares of Class A Common Stock owned of record by her spouse, 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 197,288 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 3,750,593 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 228,992 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 3,521,601 shares of Class B Common Stock owned of record by the 2009 Family Trusts) and 3,003,469 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

James L. Dolan may be deemed to beneficially own an aggregate of 2,149,276 shares of Class A Common Stock, including (i) 1,008,484 shares of Class A Common Stock (including options to purchase 630,239 of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 1,140,792 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,161,827 shares of Class A Common Stock (including 306,206 shares of Class A Common Stock owned of record personally, options to purchase 630,239 of Class A Common Stock that are exercisable within sixty days of this filing, 746 shares of Class A Common Stock held as custodian for one or more minor children, and 224,636 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 987,449 shares of Class A Common Stock (including 631 shares of Class A Common Stock owned jointly with his spouse, 26,320 shares of Class A Common Stock owned of record personally by his spouse, 44,342 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 916,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 746 shares of Class A Common Stock held as custodian for one or more minor children, 26,320 shares of Class A common Stock owned of record personally by his spouse, 44,342 shares of Class A Common Stock and 916,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 5,725,962 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 535,707 shares of Class A Common Stock, including (i) 67,284 shares of Class A Common Stock and (ii) 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 47,128 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 488,579 shares of Class A Common Stock (including 20,156 shares of Class A Common Stock and 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 20,156 shares of Class A Common Stock and 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 6,398,331 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 2,968,527 shares of Class A Common Stock, including (i) 189,694 shares of Class A Common Stock and (ii) 2,778,833 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 18,632 shares of Class A Common Stock (including 2,378 shares of Class A Common Stock owned of record personally and 936 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 15,318 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,949,895 shares of Class A Common Stock (including an aggregate of 137,059 shares of Class A Common Stock owned of record by the Dolan Children Trusts and 49,321 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., and an aggregate of 2,763,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 936 shares of Class A Common Stock held as custodian for one or more minor children, 49,321 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., an aggregate of 137,059 shares of Class A Common Stock owned of record by the Dolan Children Trusts, an aggregate of 2,763,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, an aggregate of 15,318 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and 4,087,921 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 543,407 shares of Class A Common Stock, including (i) 93,255 shares of Class A Common Stock and (ii) 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 19,747 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 523,660 shares of Class A Common Stock (including 49,321 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 24,187 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 49,321 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 24,187 shares of Class A Common Stock and 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 6,416,602 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 934,603 shares of Class A Common Stock, including (i) 128,527 shares of Class A Common Stock and (ii) 806,076 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 10,419 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 924,184 shares of Class A Common Stock (including 40,200 shares of Class A Common Stock owned of record personally by her spouse, 3,414 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 50,307 shares of Class A Common Stock and 341,684 of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust and HAD 2009 Trust and 24,187 shares of Class A Common and 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 40,200 shares of Class A Common Stock owned of record personally by her spouse, 3,414 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 50,307 shares of Class A Common Stock and 341,684 of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust and HAD 2009 Trust and 24,187 shares of Class A Common and 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 6,060,678 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Corby Dolan Leinauer may be deemed to beneficially own an aggregate of 3,562,855 shares of Class A Common Stock, including (i) 41,254 shares of Class A Common Stock and (ii) 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 7.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 54 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,562,801 shares of Class A Common Stock (including 154 shares of Class A Common Stock owned jointly with her spouse, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the

2009 Family Trusts). She disclaims beneficial ownership of 54 shares of Class A Common Stock held as custodian for one or more minor children, 685 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 3,345,153 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 4,057,941 shares of Class A Common Stock, including (i) 71,948 shares of Class A Common Stock and (ii) 3,985,993 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.3% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 3,453 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,054,488 shares of Class A Common Stock (including 3,947 shares of Class A Common Stock owned jointly with her spouse, 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 3,453 shares of Class A Common Stock held as custodian for one or more minor children, 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 423 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 5,079 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 33,590 shares of Class A Common Stock owned of record by the 2009 Family Trusts, an aggregate of 3,521,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts and 2,880,761 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The CFD 2009 Trust may be deemed to beneficially own an aggregate of 279,299 shares of Class A Common Stock, including (i) 50,307 shares of Class A Common Stock and (ii) 228,992 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,637,762 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan and Brian G. Sweeney are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 11 of this Schedule 13D is hereby incorporated by reference.

The HAD 2009 Trust may be deemed to beneficially own an aggregate of 112,692 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,754,062 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Helen A. Dolan and Brian G. Sweeney are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 488,579 shares of Class A Common Stock, including (i) 24,187 shares of Class A Common Stock and (ii) 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,402,362 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 488,579 shares of Class A Common Stock, including (i) 24,187 shares of Class A Common Stock and (ii) 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,402,362 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 474,339 shares of Class A Common Stock, including (i) 24,187 shares of Class A Common Stock and (ii) 450,152 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,416,602 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 488,579 shares of Class A Common Stock, including (i) 20,156 shares of Class A Common Stock and (ii) 468,423 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,398,331 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 960,498 shares of Class A Common Stock, including (i) 44,342 shares of Class A Common Stock and (ii) 916,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 5,950,598 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 1,053,283 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 1,046,565 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 5,820,189 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 659,208 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 652,490 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,214,264 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 621,308 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 614,590 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,252,164 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 653,144 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 646,426 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,220,328 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 568,248 shares of Class A Common Stock, including (i) 6,718 shares of Class A Common Stock and (ii) 561,530 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The trust disclaims beneficial ownership of 6,305,224 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 7,659 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,859,095 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common

Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 7,659 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. The trust disclaims beneficial ownership of 6,859,095 shares of Class A Common Stock, issuable upon conversion of an equal number of shares of Class B Common Stock, held by other Reporting Persons hereto, and this report shall not be deemed to be an admission that the trust is the beneficial owner of such securities. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

Paul J. Dolan may be deemed to beneficially own an aggregate of 1,510,433 shares of Class A Common Stock, including (i) 129,885 shares of Class A Common Stock, and (ii) 1,380,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 15,147 shares of Class A Common Stock owned of record personally and 46,209 shares of Class A Common Stock owned of record by the CFD Trust No. 10 and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,449,077 shares of Class A Common Stock (including an aggregate of 68,529 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,380,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 46,209 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 68,529 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 1,380,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 964,932 shares of Class A Common Stock, including (i) 46,357 shares of Class A Common Stock and (ii) 918,575 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,206 shares of Class A Common Stock (including 619 shares of Class A Common Stock owned of record personally and 587 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 963,726 shares of Class A Common Stock (including 480 shares of Class A Common Stock owned jointly with his spouse, 328 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 44,343 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 918,575 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 587 shares of Class A Common Stock held as custodian for a minor child, 328 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 44,343 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 918,575 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Brian G. Sweeney may be deemed to beneficially own an aggregate of 934,603 shares of Class A Common Stock, including (i) 128,527 shares of Class A Common Stock and (ii) 806,076 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 40,200 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 894,403 shares of Class A Common Stock (including 10,419 shares of Class A Common Stock owned of record personally by his spouse, 3,414 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and, 341,684 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust and HAD 2009 Trust for which he serves as co-trustee and 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse. He disclaims beneficial ownership of 10,419 shares of Class A Common Stock owned of record personally by his spouse, 3,414 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 50,307 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee, 341,684 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust and HAD 2009 Trust for which he serves as co-trustee, 24,187 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and 464,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) See Item 4 above, which is incorporated herein by reference.

(d) See Exhibit A.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

THE CLASS B STOCKHOLDERS’ AGREEMENT

The Group Members have executed a Class B Stockholders Agreement (the “Class B Stockholders’ Agreement”), which is filed as Exhibit 1 to this Schedule 13D. As a result of this agreement and action taken by the Issuer’s board of directors, the Issuer qualifies as a “controlled company” under the rules of the New York Stock Exchange.

Voting. Under the Class B Stockholders’ Agreement, the Group Members have agreed to vote as a group with respect to any matter on which any shares of Class B Common Stock are entitled to vote. Decisions on how the Group Members will vote with respect to their shares of Class B Common Stock will be made in accordance with the determination of the Dolan Family Committee. The Dolan Family Committee consists of Charles F. Dolan and his six children, James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Deborah A. Dolan-Sweeney and Marianne Dolan Weber or their designees (collectively, the “Dolan Siblings”). Each Dolan Sibling, other than Patrick F. Dolan, is entitled to one vote on all matters to be voted on by the Dolan Family Committee (such Dolan Siblings, the “Voting Siblings”), except that James L. Dolan is entitled to two votes on all matters voted on by the Dolan Family Committee. The Dolan Family Committee generally acts by vote of a majority of the Voting Siblings, except that approval of a going-private transaction must be approved by a two-thirds vote of the Voting Siblings and approval of a change in control transaction must be approved by all but one vote of the Voting Siblings. The decisions of the Dolan Family Committee will be non-binding with respect to certain Class B Shareholders that are trusts (the “Excluded Trusts”). The Excluded Trusts will vote their shares of Class B Common Stock at the direction of Excluded Trusts holding a majority of the shares of Class B Common Stock held by all of the Excluded Trusts, except that Excluded Trusts holding two-thirds of the Class B Common Stock owned by Excluded Trusts will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer.

Transfers. Without the approval of the Dolan Family Committee, acting by a two-thirds vote, a Class B Stockholder may not transfer shares of Class B Common Stock other than to Group Members and related persons (each such party, a “Permitted Holder”), unless such shares are first converted into shares of Class A Common Stock. In addition, no Class B Stockholders will be permitted to sell their shares of Class B Common Stock other than to a Permitted Holder, if such sale would result in a change in control of the Issuer, unless such sale is approved by all but one vote of the Voting Siblings. The foregoing requirements and the other transfer restrictions in the Class B Stockholders’ Agreement do not apply to Charles F. Dolan or Helen A. Dolan or any trust of which either of them is a trustee to the extent approved by Charles F. Dolan and at least two Voting Siblings.

Market Sale. Subject to the other transfer provisions, the parties to the Class B Stockholders’ Agreement will have a right of first offer and a tag-along right with respect to any proposed sale of shares of Class B Common Stock (after conversion to shares of Class A Common Stock) in an open market sale (a “Market Sale”).

Right of First Refusal. Subject to the other transfer provisions, the parties to the Class B Stockholders’ Agreement will have a right of first refusal with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder or in a Market Sale, in a private transaction.

Tag-Along Rights. Subject to the other transfer provisions, the parties to the Class B Stockholders’ Agreement will have a tag-along right with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder or in a Market Sale, if such sale would result in a change in control of the Issuer.

Drag-Along Rights. If, after complying with the other transfer provisions, one or more Class B Stockholders propose to sell all of their shares of Class B Common Stock, other than to a Permitted Holder or in a Market Sale, and such sale would result in a change in control of the Issuer, such Class B Stockholders will have the right to require the other Class B Stockholders to sell all of their shares of Class B Common Stock in the same transaction.

The Class B Stockholders’ Agreement also contains certain agreements among the Group Members related to the pledge of shares of Class B Common Stock, the exercise of registration rights and other matters.

The foregoing summary of the Class B Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the Class B Stockholders’ Agreement, which is incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENTS

All Group Members that hold shares of Class B Common Stock other than the Dolan Children Trusts (the “Dolan Affiliates”) have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 2 (the “Dolan Affiliates Agreement”), and the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 3 (the “Dolan Children Trusts Agreement” and, together with the Dolan Affiliates Agreement, the “Registration Rights Agreements”).

Under the Registration Rights Agreements, the Dolan Family Holders (as defined in the Dolan Affiliates Agreement) and the Children Trust Holders (as defined in the Dolan Children Trusts Agreement) are entitled, subject to certain conditions, to require the Issuer to register the sale of some or all of their shares of Class A Common Stock (including those issued upon conversion of shares of Class B Common Stock) on up to four occasions in the aggregate and are also entitled to sell such shares as part of certain registered offerings by the Issuer, subject to certain conditions.

In the Dolan Children Trusts Agreement, each Dolan Children Trust has agreed that in the case of any sale or disposition of its shares of Class B Common Stock (other than to Charles F. Dolan or other Dolan family interests) by such Dolan Children Trust, or of any of the shares of Class B Common Stock owned by the Dolan Children Trusts by any other Dolan family interest to which such shares of Class B Common Stock are transferred, such shares will be converted into shares of Class A Common Stock. This conversion obligation does not apply to any other shares of Class B Common Stock, and the Dolan Affiliates Agreement does not include any conversion obligation.

The foregoing summary of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements, which are incorporated herein by reference.

STANDSTILL AGREEMENT

The Group Members and certain trusts for the benefit of members of the Dolan Family (the “Standstill Parties”) have entered into a Standstill Agreement with the Issuer, which is filed as Exhibit 4 to this Schedule 13D, in which they have agreed that, during the 12-month period following the Distribution, they must obtain the approval of a majority of the Issuer’s independent directors prior to acquiring common stock of the Issuer through a tender offer that results in the Standstill Parties owning more than 50% of the total number of outstanding shares of common stock of the Issuer.

The foregoing summary of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Trust and Beneficiary List

Exhibit B	Joint Filing Agreement, dated April 28, 2023.

Exhibit C	Powers of Attorney for each of:

Charles F. Dolan.

Helen A. Dolan.

Kathleen M. Dolan.

Marianne Dolan Weber

Deborah A. Dolan-Sweeney

Corby Dolan Leinauer

Mary S. Dolan.

Charles F. Dolan 2009 Revocable Trust

Helen A. Dolan 2009 Revocable Trust

Charles F. Dolan Children Trust FBO Kathleen M. Dolan

Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney

Charles F. Dolan Children Trust FBO Marianne Dolan Weber

Charles F. Dolan Children Trust FBO Thomas C. Dolan

Charles F. Dolan Children Trust FBO James L. Dolan

Charles F. Dolan 2009 Family Trust FBO James L. Dolan

Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan

Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan

Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber

Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

Ryan Dolan 1989 Trust

Tara Dolan 1989 Trust

Exhibit 1	Class B Stockholders’ Agreement, dated as of March 31, 2023

Exhibit 2	Registration Rights Agreement, dated as of March 31, 2023, between MSGE Spinco, Inc (renamed Madison Square Garden Entertainment Corp.) and the Dolan Family Affiliates (incorporated herein by reference to Exhibit 4.2 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on April 24, 2023).

Exhibit 3	Registration Rights Agreement, dated as of March 31, 2023, between MSGE Spinco, Inc (renamed Madison Square Garden Entertainment Corp.) and The Charles F. Dolan Children Trusts (incorporated herein by reference to Exhibit 4.1 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on April 24, 2023).

Exhibit 4	Standstill Agreement, dated as of March 31, 2023, between MSGE Spinco, Inc. (renamed Madison Square Garden Entertainment Corp.), the Group Members and the other parties thereto (incorporated herein by reference to Exhibit 10.8 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on April 24, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2023

*
Charles F. Dolan

*
Helen A. Dolan

/s/ James L. Dolan
James L. Dolan

/s/ Thomas C. Dolan
Thomas C. Dolan

*
Kathleen M. Dolan

*
Marianne Dolan Weber

*
Deborah A. Dolan-Sweeney

*
Corby Dolan Leinauer

*
Mary S. Dolan

CHARLES F. DOLAN 2009 REVOCABLE TRUST

*
By: Charles F. Dolan, Trustee

/s/ Brian G. Sweeney
By: Brian G. Sweeney, Trustee

HELEN A. DOLAN 2009 REVOCABLE TRUST

*
By: Helen A. Dolan, Trustee

/s/ Brian G. Sweeney
By: Brian G. Sweeney, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN

*
By: Kathleen M. Dolan, Trustee

*
By: Paul J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER

CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN

*
By: Kathleen M. Dolan, Trustee

*
By: Matthew J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY

*
By: Kathleen M. Dolan, Trustee

*
By: Mary S. Dolan, Trustee

CHARLES F. DOLAN 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY

CHARLES F. DOLAN 2009 FAMILY TRUST FBO MARIANNE E. DOLAN WEBER

CHARLES F. DOLAN 2009 FAMILY TRUST FBO THOMAS C. DOLAN

CHARLES F. DOLAN 2009 FAMILY TRUST FBO JAMES L. DOLAN

*
By: Mary S. Dolan, Trustee

*
By: Corby Dolan Leinauer, Trustee

RYAN DOLAN 1989 TRUST

TARA DOLAN 1989 TRUST

*
By: Kathleen M. Dolan, Trustee

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact